Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: October 15, 2024

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated October 15, 2024 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Floating Rate Notes due 2028

Currency:	USD

Size:	$500,000,000

Maturity:	October 22, 2028

Payment Frequency:	Quarterly

Day Count Fraction:	Actual/360

Index:	Benchmark rate, which will initially be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement.

Re-offer Spread to Index:	+86 basis points

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$498,750,000

Interest Payment Dates:	January 22, April 22, July 22 and October 22 of each year, commencing January 22, 2025.

Business Day:	New York

Business Day Convention:	Modified Following Business Day

Reset Frequency:	Quarterly

Optional Redemption:	We may redeem the notes, at our option, in whole, but not in part, on October 22, 2027 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 22, 2028 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PEN2 / US46647PEN24

Trade Date:	October 15, 2024

Settlement Date:	October 22, 2024 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:

In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $2,000,000,000 of fixed-to-floating rate notes due 2028, $2,500,000,000 of fixed-to-floating rate notes due 2030 and $3,000,000,000 of fixed-to-floating rate notes due 2035. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

CaixaBank, S.A.

Capital One Securities, Inc.

CIBC World Markets Corp.

Danske Markets Inc.

Fifth Third Securities, Inc.

Intesa Sanpaolo IMI Securities Corp.

nabSecurities, LLC

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Truist Securities, Inc.

Westpac Capital Markets LLC

American Veterans Group, PBC

AmeriVet Securities, Inc.

Apto Partners, LLC

Bancroft Capital, LLC

Blaylock Van, LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Falcon Square Capital LLC

Guzman & Company

Independence Point Securities LLC

MFR Securities, Inc.

Multi-Bank Securities, Inc.

Penserra Securities LLC

R. Seelaus & Co., LLC

Roberts & Ryan Investments, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Telsey Advisory Group LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S.

registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on October 22, 2024 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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